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Baby Vend
May 28, 2021 ·

Invest in Baby Vend and help us change the way families travel together. Your investment will support a small, family ran, woman, and black owned company with Alaskan roots and worldwide ambitions. We offer custom vending machines and "onboard supplies" for children 5 and younger and lactating mothers.

www.Wefunder.com/baby.vend.LLC



WEFUNDER.COM

Invest in Baby Vend: Changing the way families travel by providing the supplies they need on the go🍼 | Wefunder

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36°F

7:16 PM
2/18/2022

MAJOR INTERVIEWS COMPLETED
THANK YOU FOR THINKING OF US!

American Way
BlackNews.com
The Points Guy
Black Enterprise
The 49th Degree
CNBC

Special Thanks for Supporting Our Journey!
(each edition we will shout out more businesses)

Dzine Alaska
T & T Delivery Services
Monrreal Consulting
Seegers Promotional Products

INVEST IN US ON WEFUNDER

www.wefunder.com/baby.vend.llc

CONTACT US

info@babyvendunlimited.com
907-929-VEND (phone)
907-644-VEND (fax)
www.babyvendunlimited.com

Can you vouch for John Doe?

John has applied to raise funding for **Company Name** on Wefunder and provided your name as a personal reference.

> *Quote goes here*

Wefunder has raised hundreds of millions for startups that later went on to raise over $5 billion in follow-on funding from venture capitalists.

Can you vouch for John?

VOUCH FOR JOHN

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About Wefunder
We help anyone invest as little as $100 in the startups they believe in. We're also a Public Benefit Corporation with a mission to keep the American dream alive. We aim to help 20,000 founders get off the ground by 2029.

Wefunder Inc. runs wefunder.com and is the parent company of Wefunder Advisors LLC and Wefunder Portal LLC. Wefunder Advisors is an exempt reporting adviser that advises SPVs used in Reg D offerings. Wefunder Portal is a funding portal (CRD #283503) that operates sections of wefunder.com where some Reg Crowdfunding offerings are made. Wefunder, Inc. operates sections of wefunder.com where some Reg A offerings are made. Wefunder, Inc. is not regulated as either a broker-dealer or funding portal and is not a member of FINRA.

Company Name is testing the waters to evaluate investor interest. No money or other consideration is being solicited; if sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and, then, only through Wefunder. Any indication of interest has no obligation or commitment of any kind.